OMB APPROVAL
OMB Number: 3235-0145
Expires: December 31, 2005
Estimated average burden hours per response...15

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Environmental Safeguards, Inc.

(Name of Issuer)

Common Stock, $.001 par value per share

(Title of Class of Securities)

294 069 307

(Cusip Number)

Donald W. Hughes
Camden Partners Holdings, LLC
One South Street, Suite 2150, Baltimore, MD 21202
(410) 895-3848
copies to John B. Watkins, Esq.
Wilmer Cutler Pickering Hale and Dorr LLP
100 Light Street, Baltimore, MD 21202
(410) 986-2820

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 30, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 294 069 307			Page 2 of 12

1.	Name of Reporting Person: Edward L. Cahill		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions):

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 294 069 307			Page 3 of 12

1.	Name of Reporting Person: David L. Warnock		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions):

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 80,000

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 80,000

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 80,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 294 069 307			Page 4 of 12

1.	Name of Reporting Person: Donald W. Hughes		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions):

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 294 069 307			Page 5 of 12

1.	Name of Reporting Person: Cahill, Warnock Strategic Partners, L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions):

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware Limited Partnership

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0%

14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 294 069 307			Page 6 of 12

1.	Name of Reporting Person: Cahill, Warnock Strategic Partners Fund, L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions):

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware Limited Partnership

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0%

14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 294 069 307			Page 7 of 12

1.	Name of Reporting Person: Strategic Associates, L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions):

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware Limited Partnership

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0%

14.	Type of Reporting Person (See Instructions): PN

Item 2.      Identity and Background

     This Schedule 13D Amendment (this “Amendment”) is an amendment to the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on December 29, 1997 (the “Original 13D”) on behalf of Cahill, Warnock Strategic Partners Fund, L.P. (“Strategic Partners Fund”), Cahill, Warnock Strategic Partners, L.P. (“Strategic Partners”), Strategic Associates, L.P. (“Strategic Associates”), Cahill, Warnock & Company, LLC (“Cahill, Warnock & Co.”), Edward L. Cahill (“Cahill”) and David L. Warnock (“Warnock”).

     Cahill, Warnock & Co. ceased being a reporting person as a result of its withdrawal as Strategic Associates’ general partner after the Original 13D and prior to December 30, 2004. Strategic Partners is now, and was prior to December 30, 2004, the sole general partner of Strategic Partners Fund and Strategic Associates. Donald W. Hughes (“Hughes”) became a general partner of Strategic Partners after the Original 13D and prior to December 30, 2004.

     Strategic Partners Fund, Strategic Partners, Strategic Associates, Cahill, Hughes and Warnock are sometimes referred to collectively herein as the “Reporting Persons.” Environmental Safeguards, Inc. is hereinafter referred to as the “Issuer”.

     The information contained in this Amendment amends and supplements the information previously disclosed in the Original 13D without restating the text thereof since the sole purpose of this Amendment is to report a change in beneficial ownership that terminates the Reporting Persons’ obligation to report. Capitalized terms not defined in this Amendment shall have their respective meanings as set forth in the Original 13D.

Item 4.      Purpose of Transaction

     As reported on Form 8-K filed with the Commission by the Issuer on November 1, 2004 (incorporated by reference hereto as Exhibit 2 to this Amendment), the Chapter 11 bankruptcy proceeding of OnSite Technology, LLC, a subsidiary of the Issuer, was converted to a Chapter 7 liquidation proceeding.

     In light of the pending bankruptcy proceeding, Strategic Partners Fund and Strategic Associates (collectively, the “Funds”) entered into a Securities Purchase Agreement (attached hereto as Exhibit 3 to this Amendment) with James S. Percell on December 30, 2004 providing for the sale on such date of all of the Issuer’s securities held by the Funds to James S. Percell, the Issuer’s Chief Executive Officer and a member of the Issuer’s Board of Directors (the “Sale”).

Item 5.      Interest in Securities of the Issuer

     As a result of the Sale, the Funds and the Reporting Persons (other than Warnock who is the holder of options currently exercisable into 80,000 shares of the Issuer’s Common Stock) no longer have any interest in securities of the Issuer.

     David L. Warnock, a director of the Issuer, is the beneficial owner of options to purchase 80,000 shares of the Issuer’s Common Stock (the “Options”). The Funds, Strategic Partners, Hughes and Cahill each disclaim beneficial ownership of the Options.

Item 6.      Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     The Funds are parties to the Securities Purchase Agreement. The Funds are also parties to the Registration Rights Agreement dated December 17, 1997 and the Stock Purchase Agreement (each incorporated by reference hereto as Exhibits 4 and 5, respectively, to this Amendment) (the “Remaining Agreements”). The Remaining Agreements are not terminable or assignable by the Funds without the Issuer’s prior written consent pursuant to their terms.

Item 7.      Material to Be Filed as Exhibits

     Exhibit 1 — Agreement regarding Joint Filing of Schedule 13D Amendment No. 1.

     Exhibit 2 — Form 8-K filed by the Issuer on November 1, 2004 (SEC File No. 001-13869).

     Exhibit 3 — Securities Purchase Agreement dated December 30, 2004 by and among Cahill, Warnock Strategic Partners Fund, L.P., Strategic Associates, L.P. and James S. Purcell.

     Exhibit 4 — Registration Rights Agreement incorporated by reference to Exhibit 7 to the Original 13D filed by Edward L. Cahill on December 29, 1997 (SEC File No. 005-50999).

     Exhibit 5 — Stock Purchase Agreement incorporated by reference to Exhibit 3 to the Original 13D filed by Edward L. Cahill on December 29, 1997 (SEC File No. 005-50999).

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 19, 2005

Cahill, Warnock Strategic Partners Fund, L.P. By: Cahill, Warnock Strategic Partners, L.P., its general partner
/s/ Donald W. Hughes
Name:	Donald W. Hughes
Title:	Secretary

Cahill, Warnock Strategic Partners, L.P.
/s/ Donald W. Hughes
Name:	Donald W. Hughes
Title:	Secretary and General Partner

Strategic Associates, L.P. By: Cahill, Warnock Strategic Partners, L.P., its general partner
/s/ Donald W. Hughes
Name:	Donald W. Hughes
Title:	Secretary

Edward L. Cahill
*
Name:	Edward L. Cahill

David L. Warnock
*
Name:	David L. Warnock

Donald W. Hughes
/s/ Donald W. Hughes
Name:	Donald W. Hughes

*/s/ Donald W. Hughes, as Attorney-in-Fact

Exhibit 1

Agreement of Joint Filing

     Pursuant to 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, the undersigned persons hereby agree to file with the Securities and Exchange Commission the Statement on Schedule 13D/A (the “Statement”) to which this Agreement is attached as an exhibit, and agree that such Statement, as so filed, is filed on behalf of each of them.

     IN WITNESS WHEREOF, the undersigned have executed this Agreement.

Cahill, Warnock Strategic Partners Fund, L.P. By: Cahill, Warnock Strategic Partners, L.P., its general partner
/s/ Donald W. Hughes
Name:	Donald W. Hughes
Title:	Secretary

Cahill, Warnock Strategic Partners, L.P.
/s/ Donald W. Hughes
Name:	Donald W. Hughes
Title:	Secretary and General Partner

Strategic Associates, L.P. By: Cahill, Warnock Strategic Partners, L.P., its general partner
/s/ Donald W. Hughes
Name:	Donald W. Hughes
Title:	Secretary

Edward L. Cahill
*
Name:	Edward L. Cahill

David L. Warnock
*
Name:	David L. Warnock

Donald W. Hughes
/s/ Donald W. Hughes
Name:	Donald W. Hughes

*/s/ Donald W. Hughes, as Attorney-in-Fact